Exhibit 99.1

May 14, 2026

Manulife Financial Corporation

200 Bloor Street East

Toronto, ON M4W 1E5

RE:	MANULIFE FINANCIAL CORPORATION (the “Company”) – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company held May 14, 2026 (the “Meeting”)

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51-102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting. The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Nicole S. Arnaboldi	923,106,544	99.19%	7,569,575	0.81%
Guy L.T. Bainbridge	908,415,354	97.61%	22,260,765	2.39%
Nancy J. Carroll	920,908,127	98.95%	9,767,992	1.05%
Julie E. Dickson	927,556,188	99.66%	3,119,931	0.34%
J. Michael Durland	920,976,611	98.96%	9,699,508	1.04%
Donald P. Kanak	928,659,130	99.78%	2,016,989	0.22%
Donald R. Lindsay	887,578,840	95.37%	43,097,279	4.63%
Anna Manning	928,957,110	99.82%	1,719,009	0.18%
John S. Montalbano	928,892,606	99.81%	1,783,513	0.19%
May Tan	918,057,264	98.64%	12,618,855	1.36%
Leagh E. Turner	928,667,625	99.78%	2,008,494	0.22%
Philip J. Witherington	928,909,491	99.81%	1,766,628	0.19%
John W. P-K. Wong	920,724,122	98.93%	9,951,997	1.07%

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditors of the Company until the next Annual Meeting. Ernst & Young LLP was appointed.

VOTES FOR	%	VOTES WITHHELD	%
874,494,950	89.51%	102,463,316	10.49%

3.	Advisory resolution accepting approach to executive compensation

A ballot was conducted for the advisory resolution accepting approach to executive compensation. The advisory resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
882,915,170	94.87%	47,758,888	5.13%

TSX TRUST COMPANY

(signed)

Jennifer Andersen

Head, Group Insurance